Exhibit 11.1
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
The following information sets forth the computation of basic and diluted net increase in stockholders’ equity per share resulting from operations for the period April 1, 2014 through March 31, 2015

Numerator for increase in net assets per share — basic:	$75,422,208
Denominator for basic weighted average shares:	236,741,351
Earnings (loss) per share — basic:	$0.32
Numerator for increase in net assets per share — diluted:	$85,570,139
Denominator for diluted weighted average shares:	251,289,451
Earnings per share — diluted:	$0.32	*
* In applying the if-converted method, conversion is not assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the fiscal year ended March 31, 2015, anti-dilution would total $0.02.